

April 2, 2015

<u>**Via E-Mail**</u>

Jennifer A. Tenenbaum, Esq.
Senior Counsel and Assistant Secretary
Imation Corp.
1 Imation Way
Oakdale, MN 55128

> **Re:** **Imation Corp.**
> **Revised Preliminary Proxy Statement on Schedule 14A**
> **Filed March 26, 2015 and March 27, 2015**
> **File No. 001-14310**

Dear Ms. Tenenbaum:

We have reviewed your filing and have the following comments.

<u>Revised Preliminary Schedule 14A</u>

<u>Proxy Solicitation, page 3</u>

1. We note continued discussions among you, your advisors and the Clinton Group. Please update the disclosures required by Item 4(b)(4) and Instruction 1 to Item 4 of Schedule 14A, to the extent applicable.

<u>Background of Solicitation, page 3</u>

2. Please expand your disclosure to discuss in greater detail the questions and concerns raised by the Clinton Group and your response to these particular issues on January 20, 2015.

3. Please describe the terms of your proposed settlement offer.

<u>Compensation Discussion and Analysis, page 28</u>

<u>Bonuses, page 36</u>

4. We note your response to comment 9. Please provide tabular disclosure to add additional clarity with respect to how the level of achievement of the various Annual Bonus Plan metrics was reflected in the determination of the actual amount of cash payments awarded to each of your named executive officers based upon an executive's bonus percentage.

Jennifer A. Tenenbaum, Esq.
Imation Corp.
April 2, 2015
Page 2

　　　Please direct any questions to Justin Kisner, Attorney-Adviser, at (202) 551-3788,
or me at (202) 551-3619. You may also contact me via facsimile at (202) 772-9203.
Please send all correspondence to us at the following ZIP code: 20549-3628.

　　　　　　　　　　　　Sincerely,

　　　　　　　　　　　　/s/ Daniel F. Duchovny
　　　　　　　　　　　　Daniel F. Duchovny
　　　　　　　　　　　　Special Counsel
　　　　　　　　　　　　Office of Mergers and Acquisitions